

Mail Stop 4546

March 16, 2017

<u>VIA E-mail</u>
Mr. Martin P. Galvan
Vice President Finance,
Chief Financial Officer and Treasurer
Lannett Corp.
9000 State Road
Philadelphia, PA 19136

> **Re:** **Lannett Corp.**
> **Form 8-K dated February 1, 2017**
> **Filed February 2, 2017**
> **File No. 001-31298**

Dear Mr. Galvan:

We have reviewed your March 7, 2017 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Exhibit 99.1

1. We acknowledge your response to prior comment 1 of our February 22, 2017 letter. Your revised presentation continues to be inconsistent with Question 102.10 of the Non-GAAP Compliance and Disclosures Interpretations. Notwithstanding the combining of certain line items within operating expenses and within other income (loss) and the omission of basic per share and weighted average common shares as compared to your GAAP consolidated statement of operations, the presentation continues to be that of a full non-GAAP income statement. We expect that, beginning with your next earnings release, you will exclude the full non-GAAP income statement and will include the following reconciliations:
   - a reconciliation from the comparable GAAP measure to adjusted net income attributable to the Company; and

- a reconciliation from the comparable GAAP measure to adjusted earnings per diluted share.

Other non-GAAP measures, if any, should be reconciled in separate reconciliations consistent with the above.

You may contact Senior Staff Accountants, Christine Allen Torney at (202) 551-3652 or Ibolya Ignat at (202) 551-3636 with any questions. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance